FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

SUPPL

NEWS RELEASE

September 11, 2007

TSX Trading Symbol: FNC
S.E.C. Exemption: 12(g)3-2(b)

Further to the Company's news release of August 31, 2007, the Company wishes to report that a part of its 2,560 acre McFaulds Lake Property, located in the "immediate vicinity of the Noront discovery", lies within 200 meters of the discovery holes. A strong, untested magnetic anomaly with associated conductivity lies on the Fancamp ground some 650 meters SSE of the discovery holes. Additional conductive and magnetic targets are also present.

For further details on the discovery, refer to Noront Resources Ltd. news release dated September 10, 2007.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.